UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No. )*

OCEAN SHORE HOLDING CO.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

67501R103
(CUSIP Number)

Christopher DeMuth, Jr. c/o Rangeley Capital, LLC 3 Forest Street New Canaan, Connecticut 06840
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	67501R103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Rangeley Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

8.	SHARED VOTING POWER

486,508

9.	SOLE DISPOSITIVE POWER

10.	SHARED DISPOSITIVE POWER

486,508

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
486,508

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%

14.	TYPE OF REPORTING PERSON*

OO

CUSIP No.	67501R103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Rangeley Capital Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

8.	SHARED VOTING POWER

486,508

9.	SOLE DISPOSITIVE POWER

10.	SHARED DISPOSITIVE POWER

486,508

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
486,508

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%

14.	TYPE OF REPORTING PERSON*

PN

CUSIP No.	67501R103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Christopher DeMuth, Jr.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

8.	SHARED VOTING POWER

486,508

9.	SOLE DISPOSITIVE POWER

10.	SHARED DISPOSITIVE POWER

486,508

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
486,508

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%

14.	TYPE OF REPORTING PERSON*

IN

CUSIP No.	67501R103

Item 1.	Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (this "Schedule 13D") relates is Common Stock, par value $0.01 ("Common Stock") of OCEAN SHORE HOLDING CO. ("OCEAN SHORE").  OCEAN SHORE is the holding company for Ocean City Home Bank (the "Bank"), a federally chartered savings bank.  OCEAN SHORE is a unitary savings and loan holding company and conducts its operations primarily through the Bank.  OCEAN SHORE's principal executive offices located at 1001 Asbury Avenue, Ocean City, New Jersey 08226.

Item 2.	Identity and Background.

(a)
This Schedule 13D is being filed by (i) Rangeley Capital, LLC, a Delaware limited liability company (ii) Rangeley Capital Partners, LP, a Delaware limited partnership and (iii) Christopher DeMuth, Jr.  These filers are referred to individually as a "Reporting Person" and collectively as "Reporting Persons".

(b)	The business office of the Reporting Persons is 3 Forest Street, New Canaan, Connecticut 06840.

(c)	Rangeley Capital, LLC is the investment manager of Rangeley Capital Partners, LP Christopher DeMuth, Jr. is the managing member of Rangeley Capital, LLC.

(d)	None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years, and no Reporting Person is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Christopher DeMuth, Jr. is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares beneficially owned by the Reporting Persons came from working capital and the respective funds of the private investment vehicles over which the Reporting Persons exercise investment discretion.

Item 4.	Purpose of Transaction.

The shares of Common Stock covered by this Schedule 13D were acquired by Rangeley Capital, LLC for investment purposes in the ordinary course of business.  The Reporting Persons are engaged in the business of securities analysis and investment.  The Reporting Persons analyze the operations and capital structure of companies in which they invest, including OCEAN SHORE, on a continuous basis through analysis of the documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management).  As a result of these analytical activities, one or more of the Reporting Persons may issue articles, participate in interviews or hold discussions with third parties or with management in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value.  Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D including, without limitation, such matters as disposing of one or more businesses, selling the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting, certain types of anti-takeover measures and restructuring the company's capitalization or dividend policy.

However, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

Item 5.	Interest in Securities of the Issuer.

(a-e)
As of March 1, 2013, 6,954,116 shares of OCEAN SHORE's Common Stock were outstanding (as disclosed on OCEAN SHORE's Form 10-K dated March 18, 2013).  The aggregate number and percentage of Common Stock held by each Reporting Person is disclosed in Items 11 and 13 of such Reporting Person's cover page to this Schedule 13D.

The number of shares of Common Stock as to which each Reporting Person has (i) sole or shared power to vote or to direct the vote and (ii) sole or shared power to dispose or to direct the disposition is disclosed in Items 7, 8, 9, and 10 of such Reporting Person's cover page to this Schedule 13D.

The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares that may be deemed to be beneficially owned by each Reporting Person during the past 60 days are set forth in Exhibit B and were all effected in broker transactions.

Each Reporting Person specifically disclaims beneficial ownership in the Common Stock reported herein except to the extent of its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons have agreed to share the legal expenses associated with preparing this Schedule 13D and to jointly file this Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Exhibit No. Description A Joint Filing Agreement among the Reporting Persons dated as of April 30, 2013. B Transactions in the Shares of the Issuer by the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 30, 2013
(Date)

/s/ Christopher DeMuth, Jr.
Christopher DeMuth. Jr.*

Rangeley Capital, LLC

By: /s/ Christopher DeMuth, Jr.
Christopher DeMuth, Jr. Managing Member Rangeley Capital Partners, LP By: /s/ Christopher DeMuth, Jr.
Christopher DeMuth, Jr. Managing Member of Rangeley Capital GP, LLC
Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock, par value $0.01 of OCEAN SHORE HOLDING CO.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

/s/ Christopher DeMuth, Jr.
Christopher DeMuth, Jr.
Rangeley Capital, LLC

	By:	/s/ Christopher DeMuth, Jr.
Christopher DeMuth, Jr.
Managing Member
Rangeley Capital Partners, LP

	By:	/s/ Christopher DeMuth, Jr.
Christopher DeMuth, Jr.
Director

April 30, 2013
Date

Exhibit B

TRANSACTIONS IN THE SHARES

Transaction	Trade Date	# of Shares	Price Per Share

Buy	4/29/2013	1000	14.87
Buy	4/29/2013	100	14.88
Buy	4/26/2013	100	14.94
Buy	4/24/2013	100	14.86
Buy	4/23/2013	100	14.92
Buy	4/23/2013	100	14.9
Buy	4/18/2013	100	14.64
Buy	4/18/2013	900	14.943333
Buy	4/18/2013	100	14.735
Buy	4/17/2013	412	14.459709
Buy	4/17/2013	588	14.553673
Buy	4/17/2013	1000	14.7125
Buy	4/17/2013	100	14.695
Buy	4/17/2013	100	14.62
Buy	4/17/2013	500	14.74
Buy	4/17/2013	500	14.85
Buy	4/17/2013	1000	14.8556
Buy	4/17/2013	1000	14.869
Buy	4/16/2013	100	14.9933
Buy	4/16/2013	100	14.93
Buy	4/12/2013	100	14.95
Buy	4/8/2013	100	15.05
Buy	4/8/2013	1000	14.94037
Buy	4/8/2013	1000	14.9475
Buy	4/5/2013	1000	14.447
Buy	4/5/2013	1000	14.82455
Buy	4/5/2013	1000	14.87747
Buy	4/5/2013	1000	14.93895
Buy	4/5/2013	1000	14.937
Buy	4/5/2013	1000	14.918
Buy	4/4/2013	1	14.8
Buy	4/3/2013	100	15
Buy	4/3/2013	100	15
Buy	4/1/2013	100	15
Buy	3/28/2013	100	15.1
Buy	3/28/2013	100	15
Sell	3/28/2013	-110	15
Buy	3/27/2013	1000	15.09501

Transaction	Trade Date	# of Shares	Price Per Share
Buy	3/27/2013	1000	15.08854
Sell	3/27/2013	-583	15
Buy	3/26/2013	1000	15.08885
Buy	3/26/2013	100	15.09
Buy	3/25/2013	1000	15.0853
Buy	3/22/2013	100	15.12
Buy	3/22/2013	200	15.118
Buy	3/21/2013	100	15.144
Buy	3/21/2013	100	15.14
Buy	3/20/2013	100	15.13
Buy	3/20/2013	100	15.15
Buy	3/20/2013	100	15.145
Buy	3/20/2013	100	15.15
Buy	3/20/2013	100	15.1427
Buy	3/20/2013	1000	15.15
Buy	3/19/2013	100	15.15
Buy	3/19/2013	100	15.15
Buy	3/19/2013	100	15.1
Buy	3/18/2013	100	15.13
Buy	3/18/2013	100	15.09
Buy	3/15/2013	1000	15.09215
Buy	3/14/2013	100	15.18
Buy	3/13/2013	100	15.2
Buy	3/13/2013	100	15.18
Buy	3/13/2013	100	15.196
Buy	3/12/2013	100	15.2
Buy	3/11/2013	100	15.2
Buy	3/7/2013	1000	15.18212
Buy	3/7/2013	1000	15.2
Buy	3/7/2013	100	15.1
Buy	3/7/2013	1000	15.1
Buy	3/6/2013	100	15.06
Buy	3/6/2013	100	15.09
Buy	3/6/2013	910	15.09422
Buy	3/6/2013	90	15.13
Buy	3/6/2013	100	15.184
Buy	3/5/2013	1000	15.194
Buy	3/5/2013	1000	15.2
Buy	3/5/2013	1000	15.1855
Buy	3/5/2013	1000	14.994
Buy	3/5/2013	775	15

Transaction	Trade Date	# of Shares	Price Per Share
Buy	3/5/2013	225	15.184444
Buy	3/5/2013	1000	15.14
Buy	3/4/2013	1000	15.197
Buy	3/4/2013	1000	15.17056
Buy	3/4/2013	100	15.162
Buy	3/4/2013	1000	15.18819
Buy	3/4/2013	100	15.014
Buy	3/4/2013	228	15.07
Buy	3/4/2013	772	15.179456
Buy	3/1/2013	100	15.25
Buy	3/1/2013	100	15.25
Buy	3/1/2013	200	15.197
Buy	3/1/2013	310	14.86
Buy	3/1/2013	690	15.19058
Buy	3/1/2013	100	15.178
Buy	2/28/2013	100	15.25
Buy	2/28/2013	100	15.13
Buy	2/28/2013	100	15.15
Buy	2/28/2013	1000	15.18364
Buy	2/28/2013	512	15.181152
Buy	2/28/2013	488	15.2
Buy	2/28/2013	100	15.13
Buy	2/28/2013	100	15.15
Buy	2/28/2013	800	15.2
Buy	2/28/2013	1000	15.1996
Buy	2/27/2013	100	15.25
Buy	2/27/2013	100	15.05
Buy	2/27/2013	100	15.17
Buy	2/25/2013	700	14.966814
Buy	2/25/2013	1000	15.18819

SK 25785 0001 1377748